

November 9, 2010

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
Integramed America, Inc.
Two Manhattanville Road
Purchase, New York 10577

> **Re:** **Integramed America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Schedule 14A filed April 20, 2010**
> **File No. 000-20260**

Dear Mr. Hlywak:

We have reviewed your November 2, 2010 response to our September 27, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 2—Summary of Significant Accounting Policies, page F-7

1. Your response to our prior comment 5 discusses your basis for capitalizing direct response advertising costs, including your amortization period. Please provide us proposed draft disclosure to be included in future filings to provide a description of the direct-response advertising reported as assets and the amortization period as required by ASC 340-20-50-1(b).

Schedule 14A filed on April 20, 2010

Equity Awards, page 13

2. We note your response to our prior comment 10 which states that "commencing in 2008, the Company engaged the services of a compensation consultant to assist the Compensation Committee of the Board in determining appropriate compensation levels for executive officers." We also note the following statement on page 13 of your definitive proxy statement filed April 20, 2010: "During 2009, the Compensation Committee did not engage the services of a compensation consultant." Please reconcile these two statements and revise your proposed disclosure, as necessary. If a compensation consultant was engaged for the 2010 fiscal year, please disclose the name of the consultant in your revised disclosure.

    You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

    Sincerely,

    Jim B. Rosenberg
    Senior Assistant Chief
    Accountant